EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(dollar amounts in thousands)	2004	2003	2002	2001	2000
		(Restated)	(Restated)	(Restated)	(Restated)
Income from continuing operations	$45,304	$51,145	$71,116	$69,947	$28,549
(Gains) loss on sales of investments			(4,862)	327	35,693
Other expenses	6,807	7,305	—	7,163	8,765
Minority interest not convertible into Common Stock	1,915	2,216	2,963	3,413	4,614
Discontinued operations	8,312	8,678	13,753	13,592	12,541

	$62,388	$69,344	$82,970	$94,442	$90,162

Fixed charges:
Interest	$66,826	$59,425	$56,106	$47,522	$43,996
Interest from discontinued operations	—	192	1,026	995	1,032
Capitalized interest	6,163	9,117	12,015	13,502	16,434

Fixed charges	$72,989	$68,734	$69,147	$62,019	$61,462

Preferred stock dividends	12,114	10,629	7,765	4,569	4,569

Fixed charges and preferred stock dividends	$85,103	$79,363	$76,912	$66,588	$66,031

Income before gains (loss) on sales of investments and minority interest in income and provision for unusual charges and fixed charges, excluding capitalized interest and preferred stock dividends	$129,164	$128,961	$140,102	$142,959	$135,190
Divided by fixed charges	$72,989	$68,734	$69,147	$62,019	$61,462

Ratio of earnings to fixed charges	1.8	1.9	2.0	2.3	2.2

Income before gains (loss) on sales of investments and minority interest in income and provision for unusual charges and fixed charges, excluding capitalized interest and preferred stock dividends	$129,164	$128,961	$140,102	$142,959	$135,190
Divided by fixed charges and preferred stock dividends	$85,103	$79,363	$76,912	$66,588	$66,031

Ratio of earnings to fixed charges and preferred stock	1.5	1.6	1.8	2.1	2.0